Filed pursuant to Rule 433 dated August 3, 2010 relating to Preliminary Pricing Supplement No. 486 dated August 3, 2010 to Registration Statement No. 333-156423

Structured Investments	Morgan Stanley $ Knock-Out Notes Based on the Price of Gold due August 18, 2011
General
•
The notes are designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a payment at maturity that will vary based on the price of gold on the Valuation Date and during the Observation Period. If the Gold Price does not decline, as compared to the Initial Gold Price, by more than 15% on any trading day during the Observation Period, investors will receive, in addition to the principal, a return that is the greater of (a) the Contingent Minimum Return of at least 3% and (b) the Gold Return at maturity, subject to the Maximum Payment at Maturity. The actual Contingent Minimum Return will be determined on the Pricing Date and will not be less than 3%. If the Gold Price declines by more than 15% on any trading day during the Observation Period, the payment at maturity will be solely based on the Gold Return, which may be negative, and you will be exposed on a 1 to 1 basis to the negative performance of the price of gold over the term of the notes. The payment at maturity may be less, and potentially significantly less, than the stated principal amount of the notes and could be zero.

•	Senior unsecured obligations of Morgan Stanley maturing August 18, 2011†. All payments on the notes are subject to the credit risk of Morgan Stanley.
•	Minimum purchase amount of $10,000 and minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The notes are expected to price on or about August 6, 2010 and are expected to settle on or about August 13, 2010.
Key Terms
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Observation Period, the Gold Price has decreased, as compared to the Initial Gold Price, by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	15%
Payment at Maturity:
If a Knock-Out Event HAS NOT occurred during the Observation Period, you will receive a cash payment at maturity per note equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return and (ii) the Gold Return, subject to the Maximum Payment at Maturity. For additional clarification, please see “What is the Return on the Notes at Maturity Assuming a Range of Price Performance for Gold?” on page PS-2.

If a Knock-Out Event HAS occurred during the Observation Period, you will receive a cash payment at maturity that will reflect the percentage appreciation or depreciation in the Gold Price on a 1 to 1 basis. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Gold Return), subject to the Maximum Payment at Maturity
If a Knock-Out Event has occurred, you will lose some or all of your investment if the Final Gold Price has declined from the Initial Gold Price. There is no minimum payment at maturity.
Contingent Minimum Return:	At least 3%. The actual Contingent Minimum Return will be determined on the Pricing Date and will not be less than 3%.
Observation Period:	The period that includes each trading day from and including the first trading day following the Pricing Date to and including the Valuation Date on which a market disruption event does not occur.
Maximum Payment at Maturity:	$1,260 per note (126% of the stated principal amount)
Gold Price:
On any day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (“LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such date.

Gold Return:	Final Gold Price – Initial Gold Price Initial Gold Price
Initial Gold Price:	The Gold Price on the Pricing Date
Final Gold Price:	The Gold Price on the Valuation date
Valuation Date:	August 15, 2011†
Maturity Date:	August 18, 2011†
Pricing Date:	August 6, 2010
Issue Date:	August 13, 2010 (5 business days after the Pricing Date)
CUSIP / ISIN:	617482MZ4 / US617482MZ45
† Subject to postponement for non-trading days and certain market disruption events and as described under “Description of Notes — Maturity Date” and “—Valuation Date” in the accompanying preliminary pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying preliminary pricing supplement and “Selected Risk Considerations” beginning on page PS-5 of this document.
Morgan Stanley has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and this document if you so request by calling toll-free 1-800-584-6837.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying preliminary pricing supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$ 1,000	$	$
Total	$	$	$
(1)	Certain fiduciary accounts will pay a purchase price of $ per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)
Please see “Supplemental Plan of Distribution” in this document and “Description of Notes—Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement for information about fees and commissions.

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.
JPMorgan
Placement Agent
August 3, 2010

Additional Terms Specific to the Notes

You should read this document together with the prospectus dated December 23, 2008, as supplemented by the prospectus supplement dated December 23, 2008 and the preliminary pricing supplement dated August 3, 2010. This document, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying preliminary pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Preliminary pricing supplement No. 486 dated August 3, 2010:
http://www.sec.gov/Archives/edgar/data/895421/000095010310002271/dp18737_424b2-ps486.htm

•	Prospectus supplement dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003005/dp12094_424b2-seriesf.htm

•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in this document are defined in the accompanying preliminary pricing supplement, prospectus supplement or prospectus. As used in this document, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

What Is the Return on the Notes at Maturity Assuming a Range of Price Performance for Gold?
The following table illustrates the return on the notes and the payment at maturity for a range of hypothetical percentage changes in the Final Gold Price, depending on whether or not a Knock-Out Event has occurred. The “Return on Notes” as used in this document is the number, expressed as a percentage, that results from comparing the payment at maturity per note to the $1,000 stated principal amount. The hypothetical returns set forth below reflect the Maximum Payment at Maturity of $1,260 per note (a return of 26% on the notes), and assume a Contingent Minimum Return of 3% and an Initial Gold Price of $1,150. The hypothetical returns set forth below are for illustrative purposes only and do not reflect the actual returns applicable to a purchaser of the notes.

		Return on Notes
Final Gold Price	Gold Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
$2,070.00	80.00%	26.00%	26.00%
$1,897.50	65.00%	26.00%	26.00%
$1,725.00	50.00%	26.00%	26.00%
$1,667.50	45.00%	26.00%	26.00%
$1,495.00	30.00%	26.00%	26.00%
$1,449.00	26.00%	26.00%	26.00%
$1,437.50	25.00%	25.00%	25.00%
$1,380.00	20.00%	20.00%	20.00%
$1,265.00	10.00%	10.00%	10.00%
$1,207.50	5.00%	5.00%	5.00%
$1,184.50	3.00%	3.00%	3.00%
$1,150.00	0.00%	3.00%	0.00%
$1,092.50	-5.00%	3.00%	-5.00%
$1,035.00	-10.00%	3.00%	-10.00%
$977.50	-15.00%	3.00%	-15.00%
$920.00	-20.00%	N/A	-20.00%
$862.50	-25.00%	N/A	-25.00%
$851.00	-26.00%	N/A	-26.00%
$805.00	-30.00%	N/A	-30.00%
$690.00	-40.00%	N/A	-40.00%
$575.00	-50.00%	N/A	-50.00%
$460.00	-60.00%	N/A	-60.00%
$345.00	-70.00%	N/A	-70.00%
$230.00	-80.00%	N/A	-80.00%
$115.00	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%
(1) The Gold Price has not declined, as compared to the Initial Gold Price, by more than 15% on any trading day during the Observation Period.
(2) The Gold Price has declined, as compared to the Initial Gold Price, by more than 15% on any trading day during the Observation Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the notes set forth in the table on the previous page are calculated.

Example 1: A knock-out event HAS occurred, and the gold price decreases from the initial gold price of $1,150 to a final gold price of $575. Because a knock-out event has occurred, the investor does not receive the benefit of the contingent minimum return and is therefore exposed to the negative price performance of gold on a 1 to 1 basis. The investor receives a payment at maturity based on the gold return of –50%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –50%) = $500

Example 2: A knock-out event HAS occurred, and the gold price increases from the initial gold price of $1,150 to a final gold price of $1,178.75. Because a knock-out event has occurred, the investor does not receive the benefit of the contingent minimum return and is therefore exposed to the price performance of gold on a 1 to 1 basis. The investor receives a payment at maturity based on the gold return of 2.50%, calculated as follows:

$1,000 + ($1,000 x 2.50%) = $1,025

Example 3: A knock-out event has NOT occurred, and the gold price increases from the initial gold price of $1,150 to a final gold price of $1,725. Because the gold return of 50% would result in a payment at maturity that is greater than the maximum payment at maturity, the investor receives the maximum payment at maturity of $1,260 per note.

Example 4: A knock-out event has NOT occurred, and the gold price increases from the initial gold price of $1,150 to a final gold price of $1,265. Because the gold return of 10% is greater than the hypothetical contingent minimum return of 3%, the investor receives a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 10.00%) = $1,100

Example 5: A knock-out event has NOT occurred, and the gold price increases from the initial gold price of $1,150 to a final gold price of $1,178.75. Because a knock-out event has not occurred and the gold return of 2.50% is less than the hypothetical contingent minimum return of 3%, the investor receives the benefit of the contingent minimum return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 3%) = $1,030

Example 6: A knock-out event has NOT occurred, and the gold price decreases from the initial gold price of $1,150 to a final gold price of $1,092.50. Because a knock-out event has not occurred and the gold return of -5% is less than the hypothetical contingent minimum return of 3%, the investor receives the benefit of the contingent minimum return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 3%) = $1,030

Selected Purchase Considerations

•
APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the price of gold at maturity, subject to the Maximum Payment at Maturity. If a Knock-Out Event HAS NOT occurred, in addition to the principal amount, you will receive at maturity no less than the Contingent Minimum Return of at least 3%, or a minimum payment at maturity of at least $1,030 for each note. The actual Contingent Minimum Return will be determined on the Pricing Date and will not be less than 3%. However, if a Knock-Out Event HAS occurred, you could lose a significant portion of your investment based on a 1% loss for every 1% decline in the Gold Price, as compared to the Initial Gold Price. Even if a Knock-Out Event has occurred, if the Final Gold Price is greater than the Initial Gold Price, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Gold Return, subject to the Maximum Payment at Maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
EXPOSURE TO GOLD — Investors who believe they have underweight exposure to commodities can use the notes as an alternative to a direct investment in gold and gain access to gold and obtain a measure of underlying asset class diversification from traditional fixed income/equity investments.

•
CAPITAL GAINS TAX TREATMENT — You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the notes offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.

Although the issuer believes that, under current law, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in a note.

Assuming this treatment of the notes is respected, the following U.S. federal income tax consequences should result based on current law:

▪	a U.S. Holder should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange, and

▪
upon sale, exchange or settlement of the notes at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. Such gain or loss should be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at such time.

Please read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of instruments such as the notes to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in gold. These risks are explained in more detail in the “Risk Factors” section of the accompanying preliminary pricing supplement dated August 3, 2010.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The terms of the notes differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the notes at maturity and do not pay you interest on the notes. If a Knock-Out Event occurs you will be fully exposed to any depreciation in the price of gold. If a Knock-Out Event has occurred and the Final Gold Price is less than the Initial Gold Price, the payment at maturity on each note will be less, and may be significantly less, than the stated principal amount of the notes and consequently, the entire principal amount of your investment is at risk.

•	THE NOTES DO NOT PAY INTEREST — Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

•
YOUR APPRECIATION POTENTIAL IS LIMITED — The appreciation potential of the notes will be limited by the Maximum Payment at Maturity whether or not a Knock-Out Event occurs. The payment at maturity will never exceed the Maximum Payment at Maturity even if the Final Gold Price is substantially greater than the Initial Gold Price.

•
THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES — You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Gold Price on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the market price of gold and futures contracts on gold, including in relation to the Knock-Out Buffer Amount, and the volatility (frequency and magnitude of changes in value) of such prices;

•	whether or not a knock-out event has occurred;

•	trends of supply and demand for gold generally;

•	interest and yield rates in the market generally;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect gold or commodities markets generally and which may affect the Gold Price;

•	the time remaining until the maturity of the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your notes prior to maturity. For example, you may have to sell your notes at a substantial loss if the price of gold has declined and especially if a Knock-Out Event has occurred or is likely to occur in light of the then-current gold price.

You cannot predict the future prices of gold based on its historical prices. The Gold Price may decrease by more than the Knock-Out Buffer Amount during the Observation Period such that you will be exposed on a 1 to 1 basis to any decline in the price of gold and, as a result, you may lose some or all of your investment at maturity. There can be no assurance that the Final Gold Price will increase or that a Knock-Out Event will not occur so that you will receive at maturity an amount that is greater than the principal amount of your investment.

•
THE RETURN ON THE NOTES IS LINKED TO A SINGLE COMMODITY, AND THE PRICE OF GOLD MAY CHANGE UNPREDICTABLY AND AFFECT THE VALUE OF THE NOTES IN UNFORESEEABLE WAYS — Investments, such as the notes, linked to the price of a single commodity, such as gold, are subject to sharp fluctuations in the prices of the commodity over short periods of time for a variety of factors.

The price of gold to which the return on the notes is linked is the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time. Specific factors affecting the daily fixing price of gold include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events as well as wars and political and civil upheavals. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold, sales of gold recycled from jewelry, as opposed to newly produced gold, in particular as the result of financial crises, levels of gold production and production costs in major gold producing nations such as South Africa, the United States and Australia, non-concurrent trading hours of gold markets and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

•
SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The payment at maturity on the notes is linked exclusively to the price of gold and not to a diverse basket of commodities or a broad-based commodity index. The price of gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of gold may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this document is based on the full stated principal amount of your notes, the original issue price of the notes includes the agents’ commissions and the cost of hedging our obligations under the notes through one or more of our affiliates. The cost of hedging includes projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Morgan Stanley & Co. Incorporated (“MS & Co.”) may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the price of gold and the notes.

•
THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

•
INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING IN FUTURES CONTRACTS OR IN FORWARD CONTRACTS ON GOLD — Investing in the notes is not equivalent to investing in gold or in futures contracts or in forward contracts on gold. By purchasing the notes, you do not purchase any entitlement to gold, or futures contracts or forward contracts on gold. Further, by purchasing the notes, you are taking credit risk to Morgan Stanley and not to any counter-party to futures contracts or forward contracts on gold.

•
THERE ARE RISKS RELATING TO TRADING OF COMMODITIES ON THE LONDON BULLION MARKET ASSOCIATION — Gold is traded on the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices commodities trading on the LBMA. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. — Please read the discussion under “Selected Purchase Considerations ― Capital Gains Tax Treatment” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of income on the notes might differ significantly from the tax treatment described in the Tax Disclosure Sections. For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income. Because the notes provide for the return of principal except in the case of a Knock-Out Event, the risk that they will be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other commodity-linked securities that do not provide for the return of principal. The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections. On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of instruments such as the notes to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries. The hedging or trading activities of our affiliates on or prior to the Pricing Date and during the Observation Period, including on the Valuation Date, could affect the Gold Price in a way that may reduce the amount you will receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Gold Price from January 1, 2005 through July 30, 2010. The Gold Price on July 30, 2010 was $1,169.00. We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”). We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. In addition, the Gold Price will not be determined with reference to data published by Bloomberg.

The historical performance set out in the graph below should not be taken as an indication of future performance, and no assurance can be given as to the Gold Price during the Observation Period or on the Valuation Date. We cannot give you any assurance that the Gold Price will increase or that a Knock-Out Event will not occur so that at maturity you will receive a payment in excess of the Stated Principal Amount of the Notes.

Historical Gold Prices

Benefit Plan Investor Considerations

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the accompanying preliminary pricing supplement.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the issuer that will not exceed $10.00 per $1,000 principal amount note.